VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: JINRONG HOLDINGS LTD. - Withdrawal of Registration Statement on Form F-1 (Registration No. 333-268086)
Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), JINRONG HOLDINGS LTD, an United Kingdom corporation (the "Company"), respectfully requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-268086), together with all amendments and exhibits thereto (collectively, the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on November 8, 2022, with such request to be approved effective as of the date hereof. The Registration Statement was not declared effective by the Commission and no securities have been sold or issued thereunder.

The Registration Statement registered the sales of      common stock of the Company. The Company has decided to withdraw the Registration Statement at this time due to being unable to close the offering and the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Very truly yours,

/s/ Huibo Xu

Name: Huibo Xu
Title: Chief Executive Officer
JINRONG HOLDINGS LTD.